SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F [X]	Form 40-F [ ]

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes [ ]	No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
Date: June 29, 2004	By: /s/ Masahiko Goto
(Signature)
Masahiko Goto President

(English Translation of the Notice of the 92nd Annual General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 29, 2004

TO THE SHAREHOLDERS OF
MAKITA CORPORATION

Notice of the Result of the 92nd Annual General Meeting of Shareholders

     We would like to inform you that the following reports and resolutions were made at the 92nd Annual General Meeting of Shareholders held on June 29, 2004.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo-city Aichi Prefecture, 446-8502, Japan

Description

Items reported

Balance Sheet as of March 31, 2004, Statement of Income and Business Report for the 92nd fiscal year (from April 1, 2003, to March 31, 2004)

Items resolved

No. 1. Approval of the Proposed Appropriation of Retained Earnings for the 92nd fiscal year
             This item was approved as proposed.
             It was decided that cash dividends be paid at 13 yen per share.

No.  2.  Partial amendment to the Articles of Incorporation
             This item was approved as proposed.
The details of the amendments are as follows:

(Changes are underlined.)

Before Amendments	After Amendments
Article 5. (Total number of shares)	Article 5. (Total number of shares)

The total number of shares authorized to be issued by the Company shall be two hundred and ninety two million (292,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

The total number of shares authorized to be issued by the Company shall be two hundred and eighty seven million (287,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

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Before Amendments	After Amendments
(Newly established)	Article 6. (Acquisition of treasury stock)

The Company may, by a resolution of the Board of Directors, purchase shares of the Company pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Article 6.	Article 7.

through (Omitted)	through (Same as at present)

Article 36.	Article 37.

No. 3.	Election of three Statutory Auditors
Messrs. Akio Kondo, Hiromichi Murase and Shoichi Hase were elected as Statutory Auditors and each of them assumed their respective offices.
Mr. Shoichi Hase is the outside statutory auditor provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

No. 4.	Payment of Retirement Benefit to Retiring Statutory Auditors
This item was approved as proposed that the Company would pay retirement benefit following the standard procedures prescribed by the Company to Messrs. Ryota Ichikawa and Kenichi Ikeda, both Statutory Auditors retiring from their respective offices, to compensate for their meritorious services while in offices. It was also approved that the definite amount, time of payment, method of payment would be entrusted to the discussion of Statutory Auditors.

     At the Meeting of the Board of Statutory Auditors held after this Shareholders’ Meeting, Messrs. Akio Kondo and Hiromichi Murase were elected as Standing Statutory Auditors and each of them assumed their respective offices.

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